

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 21, 2008

Jonathan Kalman
Chairman of the Board and Chief Executive Officer
Jaguar Acquisition Corporation
8 Tower Bridge, Suite 1050
161 Washington Street
Conshohocken, PA 19428

> **Re:** **Jaguar Acquisition Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 1, 2007**
> **File No. 0-51546**

Dear Mr. Kalman:

        We have completed our review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

                                        Sincerely,

                                        /s/ Michele Anderson
                                        Legal Branch Chief

cc: Mitchell Nussbaum, Esq.
        Loeb & Loeb LLP
        Via facsimile: (212) 504-3013